Filed by Polestar Automotive Holding UK Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333-260992)

Subject Companies:

Polestar Automotive Holding UK Limited

Gores Guggenheim, Inc.

(Commission File No. 001-40265)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 7, 2022

GORES GUGGENHEIM, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40265	85-4385646
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6260 Lookout Road Boulder, CO	80301
(Address of principal executive offices)	(Zip Code)

(310) 209-3010

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock	GGPI	Nasdaq Capital Market
Warrants	GGPIW	Nasdaq Capital Market
Units	GGPIU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

As previously disclosed, on September 27, 2021, Gores Guggenheim, Inc. (the “Company”) entered into a Business Combination Agreement (as amended, restated or supplemented from time to time, the “Business Combination Agreement”), by and among the Company, Polestar Automotive Holding Limited, a Hong Kong incorporated company, Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore, Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden, Polestar Automotive Holding UK Limited, a limited company incorporated under the laws of England and Wales and a direct wholly owned subsidiary of Parent (“ListCo”), and PAH UK Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of ListCo.

Attached as Exhibit 99.1 and incorporated by reference herein is the investor presentation dated March 2022 that the Company and ListCo have prepared in connection with their proposed business combination.

Forward-Looking Statements

Certain statements in this Current Report may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of the Company and Polestar Performance AB and its affiliates (“Polestar”). For example, projections of future revenue, volumes and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to proposed Business Combination; (b) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of the Company, to obtain financing to complete the Business Combination or to satisfy other conditions to Closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (f) the risk that the Business Combination disrupts current plans and operations of Polestar as a result of the announcement and consummation of the Business Combination; (g) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (h) costs related to the Business Combination; (i) risks associated with changes in applicable laws or regulations and Polestar’s international operations; (j) the possibility that Polestar or the combined company may be adversely affected by other economic, business, and/or competitive factors; (k) Polestar’s estimates of expenses and profitability; (l) Polestar’s ability to maintain agreements or partnerships with its strategic partners Volvo Cars and Zhejiang Geely Holding Group Co., Ltd and to develop new agreements or partnerships; (m) Polestar’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (n) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (o) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (p) delays in the design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (q) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (r) risks related to future market adoption of Polestar’s offerings; (s) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (t) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production capacities; (u) risks related to Polestar’s distribution model; (v) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (w) changes in regulatory requirements, governmental incentives and fuel and energy prices; (x) the impact of the global COVID-19 pandemic on the Company, Polestar, Polestar’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (y) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s final prospectus relating to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021, and other documents filed, or to be filed, with the SEC by the Company or ListCo, including the Registration/Proxy Statement (as defined below). There may be additional risks that neither the Company, Polestar nor ListCo presently know or that the Company, Polestar or ListCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company, Polestar nor ListCo undertakes any duty to update these forward-looking statements.

Additional Information

In connection with the proposed Business Combination, (a) ListCo has filed with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of the Company and a preliminary prospectus (the “Registration/Proxy Statement”) and (b) the Company will file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its stockholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement contains and the Definitive Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the proposed Business Combination. This Current Report does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or other investment decisions, securityholders of the Company and other interested persons are advised to read the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, Polestar, ListCo and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is set forth in the Company’s filings with the SEC (including the Company’s final prospectus related to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the interests of such participants is contained in the Registration/Proxy Statement and will be contained in the Definitive Proxy Statement.

Polestar and ListCo, and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the Registration/Proxy Statement and will be included in the Definitive Proxy Statement.

No Offer and Non-Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, Polestar or ListCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Exhibit

99.1	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gores Guggenheim, Inc.

Date: March 7, 2022	By:	/s/ Andrew McBride
	Name:	Andrew McBride
	Title:	Chief Financial Officer and Secretary

Exhibit 99.1 March 2022 Polestar Investor presentation

2 Investor presentation — Disclaimer 1 / 2 This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making GGI, the combined company or others following the announcement of the Business Combination and any definitive the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other their own evaluation with respect to the proposed business combination (the “Business Combination”) between Gores agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain companies. Guggenheim, Inc. (“GGI”) and Polestar Performance AB and/or its affiliates (the “Company”). The information contained approval of the stockholders of GGI, to obtain financing to complete the Business Combination or to satisfy other herein does not purport to be all-inclusive and none of GGI, the Company or their respective directors, officers, conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or The Company believes these non-GAAP measures of financial results provide useful information to management and stockholders, affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business investors regarding certain financial and business trends relating to the Company’s financial condition and results of completeness or reliability of the information contained in this Presentation or any other written or oral communication Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for communicated to the recipient in the courseof the recipient'sevaluation of GGIandthe Company. Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated measures with other similar companies, many of which present similar non-GAAP financial measures to investors. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect toany securities or benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and management about which expense and income are excluded or included in determining these non-GAAP financial recommendation to purchase any security of GGI, the Company, or any of their respective affiliates. You should not retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with measures. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. No such changes in applicable laws or regulations and the Company’s international operations; (10) the possibility that the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Company or the combined company may be adversely affected by other economic, business, and/or competitive comparablemeasureevaluated in accordancewith GAAP. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. The PIPE financing described factors; (11) the Company’s estimates of expenses and profitability; (12) the Company’s ability to maintain agreements or herein has not been and will not be registered under the Securities Act or any applicable state securities laws. If the partnerships with its strategic partners Volvo Cars and Geely and to develop new agreements or partnerships; (13) the This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and proposed Business Combination is entered into, the PIPE financing will be offered and sold only to qualified institutional Company’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers difficulty in making accurate forecasts and projections of some of the information excluded from these projected buyers (as defined in Rule 144A under the Securities Act) and institutional accredited investors (as defined in Rule for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such measures, together with some of the excluded information not being ascertainable or accessible, the Company is 501(a)(1), (2),(3) or (7) promulgated under the Securities Act) upon the consummation of the proposed Business relationships; (14) the Company’s reliance on its partnerships with vehicle charging networks to provide charging unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial Combination. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) the measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters Company’s ability to establish its brand and capture additional market share, and the risks associated with negative includedand no reconciliation of the forward-lookingnon-GAAPfinancialmeasuresis included. concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the the information contained herein nor any information presented or research undertaken by the placement agents, design, manufacture, launch and financing of the Company’s vehicles and the Company’s reliance on a limited number Projections except for undertakingsexpresslymadeunderthe subscriptionagreement, to makeany decision. of vehicle models to generate revenues; (17) the Company’s ability to continuously and rapidly innovate, develop and This Presentation contains financial forecasts with respect to the Company’s projected financial results, including market new products; (18) risks related to future market adoption of the Company’s offerings; (19) increases in costs, revenue, for the Company's fiscal years 2021 through 2025. The Company's independent auditors have not audited, The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) the Company’s reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect aware that the United States securities laws prohibit any person who has material, non-public information concerning a electric vehicles, and on the allocation of sufficient production capacity to the Company by its partners in order for the thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative company from purchasing or selling securities of such company or from communicating such information to any other Company to be able to increase its vehicle production capacities; (21) risks related to the Company’s distribution model; of future results. The assumptions and estimates underlying the prospective financial information are inherently person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations vehicle adoption generally on the Company’s future business; (23) changes in regulatory requirements, governmental could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on GGI, the Company, the there can be no assurance that the prospective results are indicative of the future performance of the Company or that party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, Company’s post business combination’s projected results of operations, financial performance or other financial actual results will not differ materially from those presented in the prospective financial information. Inclusion of the withoutlimitation,Rule 10b-5thereunder. metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk prospective financial information in this Presentation should not be regarded as a representation by any person that the Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GGI’s final prospectus relating to its initial resultscontained in the prospectivefinancialinformationwill beachieved. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021, and other documents filed, or to be The unaudited preliminary estimated data provided in this Presentation for the year ended December 31, 2021 are based passeduponthem merits of the BusinessCombination or the accuracy or adequacy of thisPresentation. filed, with the U.S. Securities and Exchange Commission (the “SEC”) by GGI or ListCo, including the Registration/Proxy upon the Company’s current best estimates. The Company’s audited consolidated financial statements for the year Statement (as defined below). There may be additional risks that neither GGI, the Company nor ListCo presently know or ended December 31, 2021 are not yet available. The unaudited preliminary estimated data provided herein are not meant Forward-LookingStatements that GGI, the Company or ListCo currently believe are immaterial that could also cause actual results to differ from those to be a comprehensive statement of the Company’s financial results for the year ended December 31, 2021 and the Certain statements in this Presentation may be considered “forward-looking statements” as defined in the Private contained in the forward-lookingstatements. Company’s actual results may differ from these preliminary estimates. These preliminary estimates are subject to risks Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future and uncertainties, many of which are not within the Company’s control. Preliminary estimated financial data in this financial or operating performance of GGI, the Company and Polestar Automotive Holding UK Limited (“ListCo”). For Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements Presentation for the year ended December 31, 2021 reflect the mid-point of the Company’s preliminary estimated range example, projections of future Adjusted EBITDA or revenue and other metrics are forward-looking statements. In some set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be for the applicablefinancialmeasure. cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the made.Neither GGI,the Companynor ListCoundertakesany duty to updatetheseforward-lookingstatements. Actual results may differ as a result of the completion of the Company's financial reporting period closing procedures, negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to review adjustments and other developments that may arise between now and the time such financial information for the risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information implied by suchforwardlookingstatements. Non-GAAPFinancialMeasures and, as a result, are subject to risks and uncertainties. Neither the Company’s nor GGI’s independent registered This Presentation includes certain financial measures not presented in accordance with generally accepted accounting accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by principles (“GAAP”) including, but not limited to, Adjusted EBITDA, Free Cash Flow, EBIT Margin and certain ratios and preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial GGI and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in information. that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements financialresults. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash with respect to proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that

Investor presentation

3

Disclaimer 2 / 2

Industry and Market Data
In this Presentation, GGI and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither GGI nor the Company has independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data. This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the ™, ℠, ©, or ® symbols, but the Company and GGI will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Additional Information
ListCo has filed with the SEC a Registration/Proxy Statement on Form F-4 containing a preliminary proxy statement of Gores Guggenheim and a preliminary prospectus (the "Registration/Proxy Statement"), and (ii) Gores Guggenheim will file a definitive proxy statement relating to the proposed Business Combination (the "Definitive Proxy Statement") and will mail the Definitive Proxy Statement and other relevant materials to its stockholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of Gores Guggenheim stockholders to be held to approve the proposed Business Combination. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or other investment decisions, securityholders of Gores Guggenheim and other interested persons are advised to read, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Gores Guggenheim, the Company, ListCo and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of Gores Guggenheim as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation
GGI and its directors and executive officers may be deemed participants in the solicitation of proxies from GGI's stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in GGI is set forth in GGI's filings with the SEC (including GGI's final prospectus related to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021), and are available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the interests of such participants is contained in the Registration/Proxy Statement.

The Company and ListCo, and their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of GGI in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the Registration/Proxy Statement.

It is acknowledged and understood that Guggenheim Securities, LLC, ("Guggenheim Securities") which is acting as a placement agent in connection with the PIPE financing, may be considered an affiliate of GGI as a result, among other matters, of direct or indirect investments in Gores Guggenheim Inc. or its affiliates by affiliates of Guggenheim Securities. As a result, it is possible that Guggenheim Securities and its affiliates may be or may be perceived as being adverse to the interests of GGI in the context of the PIPE financing or otherwise. Guggenheim Securities and its affiliates generally act independently of each other, both for their own account and for the account of clients, and are not bound by any fiduciary, equitable or contractual duties (including without limitation any duty of trust or confidence) that would prevent or restrict them from acting on behalf of other customers or for their own account in light of their respective roles opposite GGI. In recognition of the foregoing, Guggenheim Securities and its affiliates will be under no obligation or duty in light of their respective roles opposite GGI to take any action or refrain from taking any action, or to exercise or not exercise any rights or remedies, that that they would be entitled to take or exercise in connection with the PIPE financing or otherwise.

No Offer and Non-Solicitation
This Presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GGI, the Company or ListCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Notice to investors in the European Economic Area / Prohibition of sales to EEA retail investors
In member states of the European Economic Area (the "EEA"), this presentation and any offer if made subsequently is directed exclusively at persons who are "qualified investors" within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (the "Prospectus Regulation").
The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the "Insurance Mediation Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended the "PRIIPs Regulation") for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Notice to investors in the UK / Prohibition of sales to UK retail investors
In the United Kingdom ("UK"), any offer of the securities will be made pursuant to an exemption under Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA") (the "UK Prospectus Regulation") from a requirement to publish a prospectus for offers of securities. This communication is for distribution in the UK only to (i) investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order.

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a "retail investor" means a person who is one (or more) of: (i) a retail client, as defined in Directive (EU) 2014/65/EU on markets in financial instruments (as amended) and implemented in the UK as it forms part of the domestic law of the United Kingdom by virtue of the EUWA ("UK MIFID II"); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended) as it forms part of the domestic law of the UK by virtue of the EUWA, where that customer would not qualify as a professional client as defined in UK MIFID II; or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of the domestic law of the UK by virtue of the EUWA (the "UK PRIIPs Regulation") for offering or selling the securities or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

No representation or warranty (whether express or implied) has been made by GGI, the Company or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives with respect to the proposed process or the manner in which the proposed process is conducted, and the recipient disclaims any such representation or warranty. The recipient of this Presentation acknowledges that GGI, the Company and their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation to accept any offer or proposal by any person or entity regarding the Business Combination. None of GGI, the Company or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient of this Presentation with respect to the manner in which the proposed process is conducted.

4 Investor presentation — High tech minimalism redefining luxury for the sustainable age Introduction Video Note: Please click on Introduction Video in order to access the video

Investor presentation

5

Today's speakers and senior leadership

Polestar



Thomas Ingenlath
CEO

- Previously SVP of Design at Volvo Cars
- Behind Volvo Cars' recent award winning design renaissance
- Awarded "Design Hero" at the 2017 Autocar Awards



Johan Malmqvist
CFO

- Previously CFO of Dole Food Company, Perstorp Chemical Company and Duni Group
- 20+ years of experience across multiple sectors, including in the United States and in publicly listed companies

Gores Guggenheim



Alec Gores
Chairman

- 40+ years of experience as an entrepreneur and dealmaker; invested in over 130 companies across diverse sectors
- Board member of Luminar
- Chairman of Gores Holdings ("GH") VII, GH VIII, GH IX, Gores Technology Partners ("GTP"), GTP II and Gores Guggenheim



Mark Stone
CEO

- Currently CEO of GH VII, GH VIII, GH IX and Gores Guggenheim
- Previously CEO of GH (Hostess), GH II (Verra), GH III (PAE), GH IV (UWM), GH V (AMP) and GH VI (Matterport)
- Previously worked at Boston Consulting Group

Investor presentation

6

The Gores SPAC franchise has a stellar track record

Proven SPAC track record

- $39bn of transaction value across nine completed / announced transactions
- $6.8bn of new cash delivered across nine completed / announced transactions
- 14 SPACs raised to date, totaling $6.3bn (prior to PIPE commitments)

Alignment with key stakeholders

- Polestar shareholders: compelling valuation and upside potential from rollover shares and earnout
- New investors: attractive entry valuation with long-term return potential
- Sponsor alignment: $795mn of capital committed by Gores Sponsor & affiliates in nine completed / announced transactions

An attractive opportunity for prospective targets

- Nominal redemptions across eight completed transactions
- Significant experience boosts transaction execution from upfront diligence through closing
- Proven record of providing expedited access to liquidity, capital and value creation

		Transaction closed	Transaction value	Proceeds delivered
Gores Holdings	Hostess	Nov 2016	$2.3bn	$725mn
Gores Holdings II	Verra Mobility	Oct 2018	$2.4bn	$800mn
Gores Holdings III	PAE	Feb 2020	$1.5bn	$625mn
Gores Metropoulos	Luminar	Dec 2020	$2.9bn	$590mn
Gores Holdings IV	UWM	Jan 2021	$16.1bn	$925mn
Gores Holdings V	Ardagh Metal Packaging	Aug 2021	$8.5bn	$1,000mn
Gores Holdings VI	Matterport	Jul 2021	$2.3bn	$640mn
Gores Metropoulos II	Sonder	Jan 2022	$1.9bn	$655mn
Gores Holdings VIII	Footprint	Q2 2022[1]	$1.6bn	$805mn[1]

Note: An investment in Gores Guggenheim or Polestar is not an investment in any other current or previous special purpose acquisition company sponsored by affiliates of The Gores Group (the "Gores SPACs").
The historical results of the Gores SPACs, including those represented in this presentation, are not necessarily indicative of future performance of Gores Guggenheim or Polestar.
Proceeds delivered for Sonder include cash proceeds from convertible notes and delayed draw notes.

1. Footprint transaction was announced in December 2021 and is expected to close in Q2 2022. Proceeds delivered assume zero redemptions.

Investor presentation Business overview

Business overview

8

Strong heritage Continuous innovation Growth

History in performance

1996–2015

- Founded as a racing company
- Developed and sold performance software to Volvo
- Official performance partner to Volvo Cars



Go to market

2015–2020

- Launch of first two models, PS1 and PS2
- Product development of higher scale products
- Leveraging Volvo Cars' infrastructure
- Direct digital customer relationship as a foundation



Growth and delivery

2020–

- Leader in sustainability
- Global from day one, rapid roll out
- First OTA pilot in Europe
- Plan to launch 3 new cars by 2024E



1996
Founding of Polestar

2005
Polestar Cyan Racing founded

2011
Official performance partner of Volvo Cars

2015
Acquisition by Volvo Car Group

2017
Polestar 1 announced

2019
Completion and opening Chengdu Polestar production

2019
Polestar 2 announced

2020
First customer handovers and retail stores in operation

2021
Scaling up

Business overview

9

Combining the best of both worlds

Credibility & scalability

Established OEM

- Product development
- Production
- Distribution
- Technology
- Financial strength

Agility & disruption

Start-up

- Innovation
- Unconventional
- Less bureaucracy
- Brand personality
- Team chemistry

Global from day 1

- Asset-light = Growth / scalable
- Already operational with global products and sales
- ~29k vehicles sold in 2021E with 2025E 290k targeted[1]
- 19 markets across 3 continents
- Sales operations in over 100 cities
- Leveraging Volvo Cars' and Geely Holding's industrial infrastructure

2 award winning cars

- Digitized customer journey
- Differentiated and sustainable design
- Direct to consumer business
- Bespoke technology & innovative service
- Polestar 1 & 2 have won multiple global awards
- 5 launched models targeted by 2024E

1. Please see slide 32 for additional information on volumes. See footnote 2 on slide 41 for additional information on preliminary volume results for 2021E.
Source: Management estimates.

Business overview

10

Core competencies

A Design

- Differentiation through avant-garde design, driving experience and sustainable choices
- High tech minimalism that defines luxury for the sustainable age
- Designer-led leadership and product development focus



B Sustainability

- Best-in-class sustainability ambition
- Climate neutral car targeted by 2030E and climate neutral EV manufacturer targeted by 2040E
- Planned introductions of sustainable materials (e.g., natural fibers and recycled materials) throughout interiors as product portfolio matures

Climate neutrality

Circularity

Transparency

Inclusion

C Innovation

- Breakthrough technology developments already demonstrated by P10 motor, Precept aluminum architecture and bi-directional charging
- R&D facility in Coventry, UK attracting industry-leading sports-performance oriented talent and engineers
- Software development competence across the vehicle (e.g., BMS)
- Electrical competence with CPU based central computer architecture



Source: Company information.

11 Business overview — Diversified premium product portfolio Polestar 5 Polestar 1 Polestar 2 Polestar 3 Polestar 4 Luxury Sport GT 4 Door Luxury Aero SUV Premium Sport SUV Price ~$155k ~$50-60k Porsche Cayenne Porsche Macan Porsche Panamera Start of Production 2019 2020 2022E 2023E 2024E (SoP) 1 1 Range ~120km range ~540km range +600km target range +600km target range +600km target range 2025E 2021E Target ~290k vehicles sold ~29k vehicles sold and 2 2 with 4 models models launched Note: Please see slide 32 for additional information on volumes. 1. WLTP target range. 2. See footnote 2 on slide 41 for additional information on preliminary volume results for 2021E. Source: Company information, Management estimates.

Business overview

12

Precept began as a manifesto of Polestar's future and is now becoming reality with Polestar 5



- Split "Thor's Hammer" headlights
- Long-range performance lidar
- SmartZone sensor suite replaces legacy ICE grille and enables enhanced ADAS features
- Air wing on hood for aerodynamics and laminar flow, improving performance and range


Polestar Precept

- Rearview window replaced by live camera system, allowing for increased trunk space and extended panoramic glass roof over cabin
- Taillights are precise and geometric, complemented by a soft, sculptural car body
- Style and aesthetics embrace the playful contrast of high gloss black surfaces and matte paint finishes, not chrome



- Proving that sustainable, upcycled materials can look and feel premium with 3D knitting
- Swapping out virgin plastics for natural fibers on interior components
- Exploring use of other materials such as fish nets and PET bottles for interiors
- Industry-leading software with award-winning user interfaces

Precept exemplifies Polestar's design, sustainability and technology ethos, offering a preview of what to expect from other future Polestar models, including the PS3 and PS4

Investor presentation Investment highlights

14 Investment highlights — A guiding star in a rapidly growing global electric vehicle industry Capitalizing on fastest-growing segments of massive and secular-driven global market opportunity 1 One of two global premium EV players already in mass production setting new standards with our core competencies of design, sustainability and innovation 2 Start-up culture with focus on innovation leveraging nearly 100 years of manufacturing expertise and leadership 3 Asset-light model with immediate operating leverage quickly expanding in-production product portfolio 4 Digital-first DTC approach with differentiated distribution and service model rapid scalability, accelerating customer demand and margin expansion 5 Attractive, high-growth financial model near-term path to profitability and cash flow 6 Experienced and visionary management team 7 pioneering, tech-forward and design-led mindset

1

Investment highlights

15

Premium / luxury EVs are the fastest growing segment of the global car market

Rapidly expanding


Market size in million cars[1]
CAGR 2020-2025E +29%
4.9
1.4
2020A
2025E

EV market to outpace overall premium growth significantly given accelerating technology adoption in all major markets

A huge market opportunity

Average global price per model	$ 55,000-65,000
	×
Number of cars sold (2025E)	~5 million
Global premium / luxury EV market =	**$ 280-320bn**

Driven by consumer behavior evolution, technological improvement, increased regulation and choice, as well as better charging solutions

1. Global market for BEV / PHEV premium luxury vehicles.
Source: Leading management consultancy firm.

1

Investment highlights

16

Polestar addresses the fastest growing segments of the premium / luxury market

Addressing ~80% of the market

2025E Total Market Size per segment and car type in million units (incl. ICE vehicles)


3.2
2.1
2.4
2.1
2.9
Polestar covers ~80% of the premium / luxury market
PS2 (C/D Conventional)
PS4 (D SUV)
Other
PS3 (E/F SUV)
PS5 (E/F Conventional)
Polestar segments covered

In the fastest growing categories

2020-2025E EV CAGR per car type


+29%
+28%
+46%
+31%
PS2
C/D premium
PS3
SUV E premium
PS4
SUV D premium
PS5
F coupe premium

In the fastest growing geographies

2020-2025E EV CAGR per region


+14%
+33%
+39%
+29%
Americas
EMEA
China
Global

Note: No segment A cars in premium / luxury market; Sub segments for passenger cars are named with letters: B stands for Supermini, C stands for Medium, D stands for Upper medium, E stands for Large and F stands for Super.
Source: Leading management consultancy firm.

17 Investment highlights — 1 Portfolio targets profitable, high-growth segments Launch Product expansion Growth 1 2019 2020 2021E 2022E 2023E 2024E 2025E Model Segment Manufacturing site and SoP 290 Chongqing F coupe Polestar 5 SoP: 2024E premium 225 Hangzhou Bay SUV D Polestar 4 premium SoP: 2023E 124 SUV E Chengdu / Polestar 3 Charleston premium SoP: 2022E 65 C/D Taizhou Polestar 2 premium SoP: 2020 29 Sports Chengdu Polestar 1 premium SoP: 2019 Estimated volume of sold cars (k) 10 0 Note: Please see slide 32 2for additional information on volumes. 1. See footnote 2 on slide 41 for additional information on preliminary volume results for 2021E. Source: Company information, Management estimates.

2

Investment highlights

18

The only global EV pure play alongside Tesla


Broader EV and luxury landscape
EV share of 35%+ by 2025E[1]
EV pure plays
Global EV pure plays

- With the exception of Volvo and Porsche, incumbent OEMs exhibit a relative low speed of transition despite recent acceleration plan announcements
- Nio and Xpeng are still predominantly regional companies
- Lucid and Rivian commenced production recently and likely to be regional players initially

Polestar and Tesla are currently the only EV pure plays with mass production and global reach

1. Includes PHEVs.
Source: Leading management consultancy firm.

2

Investment highlights

19

Cutting edge design coupled with an unrivaled focus on sustainability

Design

- Differentiation through avant-garde design, experience and sustainable choices
- High performance innovation driven by sports-oriented R&D team
- Deeply rooted safety heritage through backing from Volvo Cars and rapid adoption of new technology (e.g., lidar)

Sustainability at the core: concrete targets and measures

- Climate neutral car by 2030E and climate neutral EV manufacturer by 2040E
- Climate neutral manufacturing and materials consumption
- Circular battery design and production with clear second life / recycling strategy
- Full blockchain based data transparency throughout the supply chain
- Ethical and inclusive work principles and values

Polestar 1 & 2 have won multiple global awards

reddot winner 2021 best of the best

Business Insider 2020 Car of the Year

Femme Frontal Most sexy car of 2020

TopGear Best All-Rounder, EV Awards

Auto Zeitung Best Hybrid Sports Car of the Year

GCOTY German Luxury Car of the Year

The Golden Steering Wheel

Car GQ Awards Best Hybrid Sports Car

PETA Ethical Business Award

2020 Green Car Awards Luxury Green Car of the Year

Årets Bil 20 21 Norway Car of the Year 2021

edie sustainability leaders awards Product Innovation of the Year 2021

Carbon footprint for Polestar 2 vs. a compact SUV ICE model

Tonne CO_2-equivalents


58
58
Volvo XC40 ICE
50
8
42
Polestar 2 Global electricity mix
42
8
34
Polestar 2 European electricity mix
27
8
19
Polestar 2 Wind power
Vehicle excluding Battery
Battery

Source: Company information.

2

Investment highlights

20

State-of-the-art EV powertrain development

Developing one of the most powerful motors in the world

- P10 rear motor with 450kW (~603 horsepower)
- Highest power variant combined with front motor will deliver 650kW
- 2-speed gearbox with dual clutch and disconnect feature = energy efficiency
- Compact design (~36*50*64 cm), facilitating special requirements for platforms
- Multiple installation options for easy integration with multiple platforms

Combined with state-of-the-art battery technology

- Developed 800V battery pack (based on Volvo Cars and Lotus technology)
- Switchable between 800V and 400V to match charging infrastructure
- 103 kWh possible to charge to 80% in ~20 minutes
- Bi-directional / vehicle-to-grid charging compatible



Polestar	450 kW	P10 motor
PORSCHE	300 kW	Taycan rear motor
TESLA	375 kW	Model S performance (Plaid tbd)



Source: Company information.

2

Investment highlights

21

Industry leading performance and technology

Core in-house competence well defined

- R&D facility in Coventry, UK attracting industry-leading sports-performance oriented talent and engineers
- Breakthrough technology developments already demonstrated by P10 motor, Precept aluminum architecture and bi-directional charging
- Access to 20k+ dedicated R&D and design FTEs throughout the Geely/Volvo Cars' network
- Software development competence across the vehicle (e.g., BMS)
- Performance components such as best-in-class motors
- Electrical competence with CPU based central computer architecture
- New sustainable materials know-how

Smart partnerships propel time to market

- Polestar 3, with SoP in 2022E, will include unsupervised highway pilot offering during its lifecycle
- Best in class long range sensors via Luminar partnership
- First full Google Android vehicle with full OTA capability

Autonomous driving partners:

- Luminar
- Nvidia
- Waymo
- Zenseact

State-of-the-art EV powertrain ambition

Polestar Precept



Lightweight aluminum architecture



SPA2 electrical system (AD ready)



P10 drivetrain (450kw rear motor)



Battery pack (400V and 800V)



Providing the basis for future upside opportunities with technology licensing expected in 2024E

Source: Company information, Management estimates.

22 Investment highlights — 3 Best of both worlds: stability of established players and agility of a start-up Light and scalable set-up built upon the experience, technology and scale of Volvo Cars and Geely – Product design & validation – Vehicle attributes – Digital offer – Distribution Agility of start-up – D2C business model Stability of established players (nearly 100 years experience) – Engineering design & release – Architecture development – Testing & verification – Procurement – Service centers – Manufacturing capabilities – Manufacturing capabilities – Logistics & supply chain – Logistics & supply chain Source: Company information.

23 Investment highlights — 4 Asset light and scalable set–up with state-of-the-art manufacturing facilities 7 1 2 3 3 4 5 Europe Chengdu Taizhou Chengdu Charleston Hangzhou Bay Chongqing Potential production site Total factory 30,000 (estimated) Low volume production: 180,000 cars Annual car capacity 150,000 cars 150,000 cars 240,000 cars 6 6 7 7 6 6 capacity 750 cars per year per year premium EVs per year TBD per year per year per year Factory 2019 2016 2013 2015 2021 2024E TBD opening Platform SPA1 CMA CMA SPA2 SPA2 PMA SPA2 Models produced Polestar 1 Polestar 2 Polestar 2 Polestar 3 Polestar 3 Polestar 4 Polestar 5 5. Factory owned by Geely and operated by Polestar. 1. Factory owned by Polestar. 6. Defined by jobs per hour according to Geely practices. 2. Factory owned and operated by Volvo Cars. 7. Not included in the current business plan assumptions. 3. Factory owned and operated by Volvo Cars. 4. Factory owned and operated by Geely.

4

Investment highlights

24

Polestar aims to be the most capital efficient EV premium / luxury brand globally

Scalable, flexible and operational

- Flexibility to scale production rapidly with demand, using already operational plant ecosystem
- Access to global plants with ~750k capacity[3]
- Higher return on capital vs. peers
- Polestar can fully capitalize on Geely / Volvo Cars synergies where it sees best fit

Capital intensity % of total assets / 2020A revenue[1]


355%
-146p.p
Average 185%
199%
165%
100%
105%
41%
Polestar[1]
European Premium OEM 1
Global EV Player
Regional EV Player
European[2] Premium OEM 2
European Premium OEM 3

1. 2025E capital intensity % used for Polestar. Please refer to slide 42 for additional information on financials.
2. For group.
3. Excluding potential capacity of potential European production site.
Source: Company information, Management estimates.

Independent Board and arm's length contracts

- Adherence to OECD guidelines for intra-company dealings
- Most contracts are evergreens and negotiated on a cost-plus basis
- 3-year manufacturing capacity reserve planning and annually re-confirmed


Board of Directors
Polestar / Volvo Cars executive alignment meeting
Product Creation Steering Committee
Industrial Steering Committee
Commercial Steering Committee
PC
M&L
Operation
Polestar business office

25 Investment highlights — 5 Digital first go–to–market model focused on customer experience Explore and schedule Configure and Manage your – Experience starts fully digital and online an experience finance Polestar – Easy to scale without large investments – Less reliance on third parties, increased control of customer journey – Explore Polestar – Configure and order – Control climate, lock and products online online via web and unlock, manage mobile channels, charging and use Phone- – Schedule a test drive including market specific as-key when and where solutions such as convenient – Book service and WeChat interact with customer support Online model = lasting profitability advantage Source: Company information.

5

Investment highlights

26

Global expansion supported by different permanent and temporary retail location formats

Locations







Spaces

Permanent or pop up/temporary Polestar showrooms located in urban areas

Destinations

Permanent or pop up/temporary Polestar showrooms located in peri-urban

2020A	2021A	2023E Target
40	100	+150

Service points

Automotive area – leveraging the Volvo Cars service center network

2020A	2021A	2023E Target
+400	+800	+1,100

Digital first, direct to consumer approach, removing sales and distribution inefficiencies

Source: Company information, Management estimates.

5

Investment highlights

27

Unique service offer providing strong competitive advantage

Customer financing approach

- Fully fledged financing and insurance portfolio
- Digital integrated, real time experience
- Pricing competitive and set by Polestar

Polestar financial services

- Best-in-class banking, leasing and insurance partners
- Low balance sheet impact for Polestar[1]
- Access to customer data supports customer retainment

Differentiated service model

- Streamlined product offering
- Lean sales model via Polestar app
- Standardized trim options level to drive cost efficient model complexity
- Attractive delivery proposition: free pickup and delivery service within ~240 km of participating Polestar locations


95km
50%

Extensive service network

- Wide service location network is offered in current markets to enable sufficient car maintenance
- Full coverage by Volvo Cars service network in Netherlands, United Kingdom, Sweden, Norway and Mainland China
- Over 800 service points today



1. Not applicable to US market where Polestar take the RV risk and Demo cars in all markets on company's balance sheet.

Source: Company information.

28 Investment highlights — 5 Strong and defined expansion into current and new markets 2021 2023E Current markets: Expansion to new markets: Markets targeted 30+ Locations 150+ Service points 1,100+ Selected new markets Source: Company information, Management estimates.

29 Investment highlights — 6 High growth model with leading margins 3 1 3 2025E EBIT , $bn Volume , Thousands Revenue , $bn 17.6 CAGR: +78% 290 CAGR: +89% EBIT Margin: 8% 1.3 29 1.4 2 2021E 2025E 2021E 2025E 2025E – Strong volume growth expected through new model – New model line up in premium / luxury segment and – EBIT profitable by 2024E launches and expansion into new and existing new markets expected to contribute to strong top markets line growth 1. Please refer to slide 32 for additional information on volumes. 2. See footnote 2 on slide 41 for additional information on preliminary volume results for 2021E. 3. The unaudited preliminary estimates provided herein are not meant to be a comprehensive statement of the Company's financial results for the year ended December 31, 2021 and any year in the projection period thereafter, and the Company's actual results may differ from these unaudited preliminary estimates. These unaudited preliminary estimates are subject to risks and uncertainties, many of which are not within the Company's control. Preliminary estimated financial data in this Presentation for the year ended December 31, 2021 reflect the mid-point of the Company’s preliminary estimated range for the applicable financial measure. Source: Business Plan, Management estimates.

7

Investment highlights

30

Experienced and visionary management team



Thomas Ingenlath
CEO

- Previously SVP of Design at Volvo Cars
- Behind Volvo Cars's recent award winning design renaissance
- Awarded "Design Hero" at the 2017 Autocar Awards



Dennis Nobelius
COO

- Previously CEO for Zenuity
- Various roles within Volvo such as Project Manager for the Vehicle Line 90-series, MD in Switzerland, Plant Quality Director



Johan Malmqvist
CFO

- Previously CFO of Dole Food Company, Perstorp Chemical Company and Duni Group
- 20+ years of experience across multiple sectors, including in the United States and in publicly listed companies



Anna Rudensjö
Legal

- Previously Legal Director at SKF Group
- 20 years of experiences within legal in Sweden



Nils Mösko
Strategy & Business Development

- Former Global Deputy CFO at Polestar
- Previously held finance, treasury and controlling functions for Volvo Cars and Ford Motor
- 15+ years automotive experience



Åsa Borg
Brand & Marketing

- Former COO Care by Volvo
- Previously positions as VP Brand & Marketing EMEA, VP Brand & Marketing Sweden



Max Missoni
Design

- Former Vice President Exterior Design at Volvo Cars
- 20 years of designer experience within in the automotive industry



Jörg Brandscheid
R&D

- Previously Executive Vice President Electronics at Hella APAC
- Nearly 30 years of experience within the auto industry and several R&D roles across a range of technical areas and companies



Mona Abbasi
Customer Experience

- Previously Senior Vice President Brand, Marketing & Communications at Husqvarna Group
- 20+ years experience from leading consumer and IT brands



Mike Whittington
Global Sales

- Previously worked with new EV introductions incl. from Jaguar Land Rover, PSA, Mercedes-Benz and Toyota
- 20+ years of experience in Automotive e-commerce strategy



Monika Franke
HR

- Former Senior HR Director, Global R&D, Purchasing & Quality of Volvo Cars
- 20 years of experience with Volvo Cars



Jonathan Goodman
Polestar UK/PR & Comms.

- 25+ years of commercial experience in the car industry
- 20 years of operations experience from Peugeot incl. country manager for Belgium-Luxembourg



Mikael Björklund
Digital

- Former COO for Swedish fashion brand Filippa K
- Has held leading positions within companies such as Consortio Fashion Group, Schibsted, Kering and EY



Fredrika Klarén
Sustainability

- Previously Head of Sustainability at KappAhl
- 10+ years of experience with sustainability work at KappAhl and IKEA



Victoria Falksund
Programs & Planning

- Previously Vice President Product Line management at Volvo Cars
- Worked at Arthur D. Little and Toyota F1 team before joining Mazda. She has since then held several management positions within Volvo Cars program management



Ellie Huijing Wu
Purchasing

- Previously Senior Purchasing Manager at Volvo Cars China
- 10+ years experience of automotive industry purchasing

Source: Company information.

Investor presentation Financial overview

32 Financial overview — Diverse new model pipeline driving top-line growth – 3 new models in development and targeted to Volume by model, Thousands launch by 2024E 290 – Polestar 2, Polestar 3 and Polestar 4 expected 30 key drivers of volume, from 2023E onwards mainly from launch of latter two models 225 resulting in significant sales increase 11 79 – Current volume plan projected through 43 2025E, while Capex plan includes spend for a new model launching post 2025E 77 124 67 – Sales in Europe, US and China from day 1 6 24 65 104 104 29 94 65 29 1 2021E 2022E 2023E 2024E 2025E 0.2% 0.6% 1.0% 1.8% 2.3% Polestar 2 Polestar 3 Polestar 4 Polestar 5 Implied market share of global premium market Note: Figures in page only includes core business. Management estimates based on assumptions regarding the total addressable market, Polestar’s performance in the geographic regions where it competes and demand for its different car models. Source: Business Plan, Management estimates. 1. See footnote 2 on slide 41 for additional information on preliminary volume results for 2021E.

Financial overview

33

Financial summary: profitable by 2024E and 8% EBIT margin by 2025E


Revenue, $bn
1.4
3.1
6.6
13.0
17.6
2021E[1]
2022E
2023E
2024E
2025E


Gross Profit, $bn
Gross margin
0%
12%
20%
19%
21%
0.0
0.4
1.3
2.4
3.7
2021E[1]
2022E
2023E
2024E
2025E


EBIT, $bn
EBIT margin
(74%)
(27%)
(2%)
3%
8%
(1.0)
(0.9)
(0.2)
0.4
1.3
2021E[1]
2022E
2023E
2024E
2025E


Adjusted Unleveraged Free Cash Flow[3], $bn
Cash conversion[2]
n.m.
n.m.
n.m.
n.m.
59%
(1.3)
(1.7)
(0.7)
(0.2)
1.1
2021E[1]
2022E
2023E
2024E
2025E

Note: Non GAAP metrics. Management estimates based on assumptions regarding Polestar's performance in the geographic regions where it competes, demand for its different car models, its available book of customers and management's views on market and customer demand going forward.

1. The Company's audited consolidated financial statements for the year ended December 31, 2021 are not yet available. As such, the unaudited preliminary estimated data provided herein for the year ended December 31, 2021 may need to be adjusted when the Company's audited consolidated financial statements are available. These unaudited preliminary estimates are subject to risks and uncertainties, many of which are not within the Polestar's control. Preliminary estimated financial data in this Presentation for the year ended December 31, 2021 reflect the mid-point of the Company's preliminary estimated range for the applicable financial measure.
2. Cash Conversion defined as Adjusted Unleveraged Free Cash Flow / EBITDA.
3. See slide 42 for calculation of Adjusted Unleveraged Free Cash Flow.

Source: Company Information, Management estimates.

Financial overview

34

Capex spend to fund investments required for future model launches

- Polestar 3 and SPA 2 platform expected to drive Capex 2021-2022E
- Capex need from main carlines of the business plan expected to tail off towards 2025E
- Next generation expected Capex in 2024E-2025E driven by next generation platform and first top hat derivate

Capex by type, $bn


0.4
0.4
0.1
0.9
0.5
0.4
0.5
0.2
0.3
0.7
0.3
0.4
0.7
0.4
0.2
2021E¹
2022E
2023E
2024E
2025E
Property, Plant & Equipment
Intangibles

Research & Development, $bn (cash spend)


0.4
0.6
0.3
0.4
0.5
2021E¹
2022E
2023E
2024E
2025E

Note: Management estimate based on past projects and experiences, assumptions regarding a competitive cost level, customer preferences and the legal, regulatory incentive environment.
1. The unaudited preliminary estimated data provided for the year ended December 31, 2021 represent the mid-point of ranges estimated by Company's management. The Company's audited consolidated financial statements for the year ended December 31, 2021 are not yet available. As such, the unaudited preliminary estimated data provided herein for the year ended December 31, 2021 may need to be adjusted when the Company's audited consolidated financial statements are available. These unaudited preliminary estimates are subject to risks and uncertainties, many of which are not within the Company's control. Preliminary estimated financial data in this Presentation for the year ended December 31, 2021 reflect the mid-point of the Company's preliminary estimated range for the applicable financial measure.

Source: Business Plan, Management estimates.

Investor presentation Transaction overview and valuation

Transaction overview and valuation

36

Transaction overview

- Pro forma fully-diluted enterprise value of $20.0bn, or 3.1x 2023E Revenue and 1.5x 2024E Revenue
- Current Polestar equity holders will retain approximately 94% ownership in Polestar and roll 100% of their equity interests into the pro forma company
- Transaction will result in approximately $995 million of cash added to Polestar's balance sheet to go towards funding its business plan and future model launches[5]

Sources, $mn

SPAC Cash in Trust[1]	$800
PIPE Investors	250
Polestar Rollover	20,003
Total Sources	$21,053

Uses, $mn

Polestar Rollover	$20,003
Cash to Polestar's Balance Sheet[1]	995
Estimated Gores Guggenheim[2] Transaction Expenses	55
Total Uses	$21,053

Pro Forma Valuation, $mn

Base Share Price at Merger	$10.00
X Pro Forma Shares Outstanding	2,125.3
Equity Value	$21,253
Less: Pro Forma Net Cash[2,3]	1,253
Enterprise Value	$20,000

Pro Forma Ownership[4]

94.1%	Polestar Rollover
3.8%	GG Shareholders
1.2%	PIPE Investors
0.9%	GG Sponsor



Note: Polestar will continue to seek further funding, both debt and equity funding will be considered in the future.

1. Assumes no Gores Guggenheim stockholder has exercised its redemption rights to receive cash from the trust account. This amount will be reduced by the amount of cash used to satisfy any redemptions.
2. Excludes Polestar transaction expenses.
3. Based on pre-transaction net cash position of $258mn (as of April 2021) and $995mn net cash injection to Polestar's balance sheet to fund its business plan and future model launches, as well as to pay Polestar transaction expenses. Pro forma net cash balance does not reflect the following: (a) any changes to cash balance from pre-transaction amount through transaction close, also including capital contributions, (b) any new debt raises or repayments that may occur before or after transaction close, (c) any related party payables and related party accrued liabilities or the impact from any changes in these amounts. Please see appendix for more details.
4. Assumes a nominal share price of $10.00. Ownership excludes impact of warrants and earn out.
5. Transaction proceeds will also be used to pay Polestar transaction expenses. Additional funding will also be considered in the future to fund Polestar's business plan.

Transaction overview and valuation

37

Differentiated asset-light operations with global coverage, full product offering and sustainability focus

		Global EV Player	US EV Player 1	US EV Player 2	Chinese EV Player 1	Chinese EV Player 2
Focus on the premium / luxury segment	✓	✓	✓	✓	✓	✗
Already in production	✓	✓	✓	✓	✓	✓
Global geographic reach	✓	✓	✗	✗	✗	✗
2+ SUV models by 2023E	✓	✓	✗	✗	✗	✗
Asset light[1]	✓	✗	✗[2]	✗	✗	✗
Global service network	✓	✓	✗	✗	✗	✗
Public sustainability targets	Climate neutral car by 2030E Climate neutral OEM by 2040E	?	?	?	?	?
Highway autonomy by 2024E[3]	✓	✓	✗	✗	✗	✗
Break-even reached or targeted by 2024E[4]	✓	✓	✗	✗	✓	✓

Polestar is exclusively focused on the luxury / premium segment with a complete product offering of Sedan and SUVs, serving its customers globally and targeting profitability by 2024E

1. Based on Total Assets / 2020A Revenue metrics.
2. Based on observations of public materials.
3. Based on highway automation for highway use cases, according to a leading management consultancy firm.
4. Based on EBIT.

Source: Company Information, Leading Management Consultancy Firm, Management estimates.

38 Transaction overview and valuation — Attractive entry valuation with significant discount to peers Global Players Regional Players TEV / 2023E Revenue 10.0x 9.3x 8.1x 3.1x 2.8x 2.3x TEV / 2024E Revenue 7.7x 4.7x 3.9x 1.8x 1.7x 1.5x Note: Market date as of Feb 28, 2022. Core Peers Chinese EV Peers Source: FactSet, Company information, Management estimates.

39 Transaction overview and valuation — Strong top and bottom line growth relative to peers Global Players Regional Players Global Players Regional Players Revenue growth CAGR projection (2023E-2025E) EBIT growth projection (2024E-2025E) 452% 86% 75% 64% 300% 47% 232% 30% 12% 27% NA NA 2024E / 2025E gross margin 2024E / 2025E EBIT margin 28% 26% 26% 25% 24% 21% 23% 21% 17% 20% 19% 18% 11% 15% 8% 12% 7% 4% 4% 3% 2% (11%) (4%) (28%) Note: Market date as of Feb 28, 2022. Core Peers Chinese EV Peers Source: FactSet, Company information, Management estimates.

Investor presentation Appendix

Appendix

41

Summary financial items

$mn	2021E[1]	2022E	2023E	2024E	2025E
Total volume (number vehicles sold)	29k[2]	65k	124k	225k	290k
% growth	NA	124%	91%	81%	29%
Total revenue	1,370	3,140	6,550	13,020	17,590
% growth	NA	128%	109%	99%	35%
COGS	(1,370)	(2,750)	(5,240)	(10,590)	(13,880)
Gross profit	0	390	1,310	2,430	3,710
EBIT	(1,010)	(850)	(150)	400	1,340
EBITDA	(770)	(670)	160	880	1,910
Capex[3]	(430)	(900)	(550)	(700)	(660)
% of revenue	(31%)	(29%)	(8%)	(5%)	(4%)
Adjusted Unleveraged Free Cash Flow	(1,300)	(1,690)	(740)	(160)	1,130

1. The Company's audited consolidated financial statements for the year ended December 31, 2021 are not yet available. As such, the unaudited preliminary estimated data provided herein for the year ended December 31, 2021 may need to be adjusted when the Company's audited consolidated financial statements are available. These unaudited preliminary estimates are subject to risks and uncertainties, many of which are not within the Company's control. Preliminary estimated financial data in this Presentation for the year ended December 31, 2021 reflect the mid-point of the Company's preliminary estimated range for the applicable financial measure.
2. The Company estimates it sold approximately 28,850 vehicles during the year ended December 31, 2021, including 1,915 internal sales of vehicles transferred for demonstration and commercial purposes, which revenue is eliminated on group level. The 28,850 vehicles also include 2,286 vehicles with buy-back agreements, which revenue is recorded over the length of the agreements. Final global volume of vehicle sales could vary by up to 1%.
3. Capex defined as capitalised investments in intangible and tangible assets (externally acquired and internally generated).

42 Appendix — Reconciliation of financials 1 $mn 2021E 2022E 2023E 2024E 2025E Net income (1,020) (900) (250) 280 1,220 (+) Income Tax 0 0 0 0 0 EBIT (1,010) (850) (150) 400 1,340 (+) Depreciation & Amortization 240 180 310 480 570 EBITDA (770) (670) 160 880 1,910 Free Cash Flow, $mn 2021A 2022E 2023E 2024E 2025E EBITDA (770) (670) 160 880 1,910 (+) Change in NWC 350 (690) (890) (340) (120) (+) Total Investments (130) (1,200) (550) (700) (660) (+) Other cash & non-cash items 90 - - - - Unleveraged Free Cash Flow (160) 1,130 (460) (2,560) (1,280) (+) Related Party NWC adjustment (540) 0 540 0 0 (+) Capex timing adjustment (300) 300 0 0 0 (+) Payables Equitisation 0 570 0 0 0 Note: EBIT, EBITDA and Free Cash Flow are non-GAAP financial measures and should not be considered in isolation or as alternatives to measures derived in accordance with GAAP. Financials rounded to the closest $10mn. Source: Management estimates (160) 1,130 Adjusted Unleveraged Free Cash Flow (1,300) (1,690) (740) 1. The Company's audited consolidated financial statements for the year ended December 31, 2021 are not yet available. As such, the unaudited preliminary estimated data provided herein for the year ended December 31, 2021 may need to be adjusted when the Company's audited consolidated financial statements are available. These unaudited preliminary estimates are subject to risks and uncertainties, many of which are not within the Company's control. Preliminary estimated financial data in this Presentation for the year ended December 31, 2021 reflect the mid-point of the Company’s preliminary estimated range for the applicable financial measure.

Appendix

43

Several trends are underpinning acceleration of EV adoption

1 New entrants represent an incentive for further EV charging infrastructure build-out


TESLA
SONO MOTORS
NIO
XPENG
理想
KANDI

2 EV charging infrastructure is on the rise

Estimated number of chargers[1] (mm)


5
2
1
1
19
6
5
8
42
13
14
15
2020A
2025E
2030E
European Union
China
US

3 Ease of use

- Increasing EV charging points density across the globe underpinned by significant investment
- Europe targeting one charging station every 60km by 2030E

Estimated capital investment through to 2030E ($bn)


US
11
China
19
European Union
17

4 Decreasing TCO and improving technology

- Decrease in EV powertrain cost driven by falling battery costs at higher power density
- Energy density and charge speed continue to improve

Lithium-Ion Battery price trends and forecast (USD per kwh)


917
721
663
588
381
293
219
180
156
137
101
58
(19.0%)
(8.2%)
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2023
2030

5 Regulatory restrictions

- High pressure on OEMs from regulations to improve CO2/fuel efficiency

Maximum purchase incentives for EVs (€)


9,000
3,000
6,000
6,750
2,250
4,500
BEV
PHEV

Passenger car CO2 (g/km) regulations


130
95
~81
~59
2015A
2020A
2025E
2030E

Pre-COVID-19 incentives (2019)
Increase due to COVID-19 economic stimulus packages (2020)

6 Technology strategy

- About 300 new BEVs models will be launched through to 2022E

New battery vehicle models by car size, number (number)


103
68
36
23
230
54
102
125
12
523
A/B segment
C segment
D/E segment
Others

1. Figures may not sum, because of rounding.
Source: Leading management consultancy firm, Statista, desktop research.

Appendix

44

Design meets sustainability

Polestar 2



- Using blockchain technology, enabling increased traceability of cobalt in batteries
- New approach to interior materials
  - WeaveTech: light but durable material, free from hazardous chemicals
  - Reconstructed wood minimizes waste
- Carbon footprint and LCA-methodology published

Polestar 5



- Production version of Polestar Precept
- Explore next steps for more sustainable and innovative materials:
  - Reclaimed fishing nets (Nylon 6) for floor mats
  - Waste and recycled cork-based vinyl for seat bolsters and head rests

Best-in-class sustainability ambition

Climate Neutrality	Circularity	Transparency	Inclusion
Climate-neutral platform	Circular battery design	Materials traceability	Human rights in supply chain
Climate-neutral materials	Renewable energy in supply chain	Supply chain transparency	Ethical business practices
Energy optimization	Remanufacturing of batteries	Product sustainability declaration	Inclusive workplace
Climate-neutral manufacturing	Collaborations for second life	Sustainability reporting	Inclusive design
Renewable energy in the supply chain	Collaborations for recycling		Inclusive customer experience

Source: Company information.

45

Appendix

Precept design elements offer a preview to features on future polestar models

Signature Headlights and SmartZone with ADAS sensors




Revolutionary uses of sustainable materials




Rear visibility with camera



Long-range lidar



Futuristic design visibly embedding technology and aerodynamics





Clean, luxurious interiors with award-winning UI technology




Source: Company information.

Appendix

46

At the digital forefront


110





Unique experience

Cutting edge. Bespoke. Seamless.

- State-of-the-art electric motors
- State-of-the-art batteries
- First ever Android infotainment integration

Autonomous

Autonomous driving capabilities. In Polestar 3

- Developing autonomous driving highway pilot with commercial offering targeted for 2024E
- Fully self-driving penetration in segment expected to be significant by 2030E at 8-12%
- Dedicated EV platform based on proven technology
- Contract with technology leader Waymo for self driving technology, in addition to established partners Zenseact and Nvidia

Mobility

Self-driving MaaS. In 3 ways.

- Privately owned cars capable of highway autonomous driving
- Privately owned cars capable of all driving situations, removing the need for a private driver
- Dedicated self driving vehicles for shared self driving MaaS[1]

Robotaxi fleet could reach ~10mn units in 2030E, with a total service value reaching $400-600bn

Upside

Profitable and recurring revenues

- Front-runner advantage in developing and / or acquiring technology to spearhead the EV market and leading in providing the market with relevant know-how
- Smart use of background IP in Volvo Cars / Geely Holding ecosystem to develop cutting edge technology at low cost and monetize sustainable solutions

1. Mobility as a Service (MaaS).
Source: Company information, Leading management consultancy firm, Management estimates.

Appendix

47

First to launch an infotainment system powered by Google Android

Polestar 2 was the first car to be launched with an infotainment system powered by Google Android

- Polestar features fully end-to-end integrated Google Automotive systems, such as Google Maps, Google Speech Assistant and Google Play Store
- Polestar offers free internet to connect with Play Store that offers Google developed apps, e.g., Play music, Hangouts, Play Books, etc
- Hassle-free and regular over-the-air updates for apps and launch of new features, reduces workshop visits and customer frustration


110
22

9/10 "Android Automotive is, quite simply, the car infotainment revolution we have all been waiting for"[1]

1. Gearbrain.
Source: Company information; CarMagazine.

Appendix

48

Robust R&D infrastructure driving innovation

- Polestar independently decides what to develop in-house vs. "cherry-picking" from partners – the combination allows Polestar to focus on key differentiating technologies whilst leveraging R&D from the larger Geely Group (Volvo Cars, Geely and others) in a flexible way
- Purchasing and manufacturing center in China works closely with R&D on daily basis



Polestar R&D UK
Coventry, United Kingdom

- ~500 R&D employees by end 2022
- Focus areas are:
- Sustainable lightweight structures (e.g., alloy rims etc.)
  - Sports car technology
  - Low volume production
  - Program lead for alu-based sports car/GT with 800V propulsion offer
  - Safety testing of cars
  - Software development, testing and integration
  - Advanced research generating Polestar IP





Polestar R&D HQ
Gothenburg, Sweden

- ~80 R&D employees and growing
- Focus areas are:
  - High quality & sustainable materials and processes
  - Chassis & e-powertrain (e.g., high power electric motor)
  - Electrical systems for the car
  - Software development across vehicles (e.g., BMS[1])
  - Polestar engineered performance components

1. Battery management system.
Source: Company information, Management estimates.

Appendix

49

Leading base technology

High-performance motor



- State-of-the-art EV motor, balancing performance and cost
- Advanced features within EV motor (e.g., disconnect)
- Increased efficiency due to motor disconnect when power not required

Advanced battery pack design



- State-of-the-art design R&D within Geely
- Advanced modular battery pack design optimizing performance vs. cost
- Novel technology currently being patented on battery packaging design, aiming to extend battery life while reducing costs significantly
- Enhance charging system, to be more effective, efficient and sustainable

SPA2 E/E architecture



- Central computer and satellite nodes / sensors with a core system based on NVIDIA enabling high compute capacity
- Redundant base vehicle (dual brake controls, steering, power, etc.) enabling safe and robust unsupervised driving
- Premium sensors, including long range radars, 8 Megapixel cameras and Luminar lidar
- Polestar 3 to include unsupervised 'Highway Pilot' offering being able to drive without supervision on certified roads with software from Zenseact

Infotainment system



- Infotainment Android operating system to enable Next-generation smart car
- End-to-end integration of Android features (e.g., Google voice assistant)
- Native applications without requiring smartphone (e.g., Spotify)
- Regular OTA updates to enhance customer experience

Source: Company information, Management estimates.

50 Appendix — Selected Risk Factors all of the countries in which it operates. The Company may faceregulatory challenges to or limitations on its ability to agreements into which it has entered to extend the life of GGI, if GGI is unable to effect an initial business combination The risks presented below are some of the general risks related to the Company, GGI and the combined company sellvehiclesdirectly. by March25, 2023, it will beforced to liquidateandthe GGI Warrantswillexpireworthless. following the consummation of the proposed Business Combination. The list below is not exhaustive and is qualified in its • Insufficient reserves to cover future warranty or part replacement needs or other vehicle repair requirements,• If third parties bring claims against GGI, the proceeds held in the Trust Account could be reduced and the per-share entirety by disclosures contained in future regulatory filings by the Polestar Automotive Holding UK Limited (“ListCo”)or including any potential software upgrades, could materially and adversely affect the Company’s business, redemptionamountreceived by GGI’sstockholdersmay belessthan $10.00per share. GGI. These risks speak only as of the date hereof and neither the Company, ListCo nor GGI make any commitment to prospects,financialconditionandresults of operations.• The Company’s operating and financial results forecasts, which were presented to the GGI Board, may not prove update such disclosure. The risks highlighted in future regulatory filings may differ significantly from and will be more• The Company is subject to risks associated with advanced driver assistance system technology. The Company is accurate. also working on adding autonomous driving technology to its vehicles and expects to be subject to the risks extensivethan thosepresentedbelow. associated with this technology. The Company cannot guarantee that its vehicles will achieve its targeted assisted RisksRelated to ADSsandADWsFollowingthe BusinessCombination or autonomousdrivingfunctionalitywithin itsprojectedtimeframe, or ever.• If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, RisksRelated to theCompany’sBusinessandIndustry • The Company may be unable to offer attractive leasing and financing options for its current vehicle models and the marketpriceof the ADSsandADWsmaydecline. futurevehicles,whichwouldadverselyaffectconsumerdemand for itsvehicles.• The requirements of being a public company may strain ListCo’s resources and distract its management, which could • The Company’s operations rely heavily on a variety of agreements with its strategic partners Volvo Car AB (publ) • The Company’s vehicles will make use of lithium-ion battery cells, which have been observed to catch fire or vent make itdifficult to manageits business,particularlyafterListCo is no longeran “emerginggrowthcompany.” and Geely Holding Group Co., Ltd., including agreements related to research and development, purchasing, smokeandflame.• ListCo will be a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it will be manufacturing engineering and logistics, and the Company may come to rely on other original equipment • The Company operates in an intensely competitive market, which is generally cyclical and volatile. Should the exemptfromcertainprovisionsapplicable to UnitedStatesdomesticpubliccompanies. manufacturers, vendors and technology providers. The inability of the Company to maintain agreements or Company not be able to compete effectively against its competitors then it is likely to lose market share, which• The combined Company may lose its foreign private issuer status in the future, which could result in significant partnerships with its existing strategic partners or to enter into new agreements or partnerships could have a could have a material and adverse effect on the business, financial condition, results of operations and prospects of additionalcostsandexpenses. material and adverse effect on the Company’s ability to operate as a standalone business, produce vehicles, reach the Company.• The Company has identified material weaknesses in its internal control over financial reporting. If ListCo is unable to itsdevelopmentandproductiontargets or focusefforts on itscoreareas of differentiation. • The Company’s ability to generate meaningful product revenue will depend on consumer adoption of electric remediate these material weaknesses or identifies additional material weaknesses, it could lead to errors in ListCo’s • The Company’s ability to produce vehicles and its future growth depend upon its ability to maintain relationships vehicles. However, the market for electric vehicles is still evolving and changes in governmental programs financialreporting,which couldadverselyaffectListCo’sbusinessandthe marketpriceof the ADSsandADWs. with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to incentivizing consumers to purchase electric vehicles, fluctuations in energy prices, the sustainability of electric completebuildingoutitssupplychain,whileeffectivelymanagingthe risksdue to suchrelationships. vehicles and other regulatory changes might negatively impact adoption of electric vehicles by consumers. If the • The Company is dependent on its strategic partners and suppliers, some of which are single-source suppliers, and pace and depth of electric vehicle adoption develops more slowly than the Company expects, its revenue may the inability of these strategic partners and suppliers to deliver necessary components of the Company’s products decline or fail to grow,andthe Companymay bemateriallyandadverselyaffected. on schedule and at prices, quality levels and volumes acceptable to the Company, or the Company’s inability to • If vehicle owners customize the Company vehicles or change the charging infrastructure with aftermarket efficiently manage these components, could have a material and adverse effect on the Company’s results of products, the vehicle may not operate properly, which may create negative publicity and could harm the Company’s operationsandfinancialcondition. business. • The Company may not be able to accurately estimate the supply and demand for its vehicles, which could result in inefficiencies in its business, hinder its ability to generate revenue and create delays in the production of its vehicles. RisksRelated to CybersecurityandDataPrivacy If the Company fails to accurately predict its manufacturing requirements, the Company incurs the risk of having to • Any unauthorized control or manipulation of the Company’s products, digital sales tools and systems could result in pay for production capacities that it reserved but will not be able to use or that the Company will not be able to loss of confidence in the Companyand itsproducts. secure sufficient additional production capacities at reasonable costs in case product demand exceeds • The Company is subject to evolving laws, regulations, standards, policies, and contractual obligations related to expectations. data privacy, security and consumer protection, and any actual or perceived failure to comply with such obligations • The Company may be unable to grow its global product sales, delivery capabilities and its servicing and vehicle could harm the Company’s reputation and brand, subject the Company to significant fines and liability, or otherwise charging partnerships, or the Company may be unable to accurately project and effectively manage its growth. If adverselyaffectits business. the Company is unable to expand its charging network and servicing capabilities, customer’s perception of the Company could be negatively affected, which could materially and adversely affect the Company’s business, RisksRelated to theCompany’sEmployeesandHumanResources financialcondition,resultsof operationsandprospects. • The Company’s ability to effectively manage its growth relies on the performance of highly skilled personnel, • The Company relies on its partnerships with vehicle charging networks to provide charging solutions for its including its Chief Executive Officer Thomas Ingenlath, the senior management team and other key employees, vehicles. and the Company’s ability to recruit and retain key employees. The loss of key personnel or an inability to attract, • The Company relies on its strategic partners for servicing its vehicles and their integrated software. If the Company retainandmotivatequalifiedpersonnelmayimpairthe Company’sability to expandits business. or its strategic partners areunable toadequately address the service requirements of its customers, the Company’s business,prospects,financialconditionandresults of operationsmay bemateriallyandadverselyaffected. RisksRelated to Litigationand Regulation • The Company has experienced and may in the future experience significant delays in the design, development, • The Company may choose to or be compelled to undertake product recalls or take other actions, which could result in manufacture,launchandfinancingof its vehicles,which couldharmitsbusinessandprospects. litigationandadverselyaffectits business,prospects,results of operations,reputationandfinancialcondition. • The Company has incurred net losses each year since its inception and expects to incur increasing expenses and substantiallossesfor the foreseeablefuture. RisksRelated to FinancingandStrategyTransactions • Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors, • The Company will require additional capital to support business growth, and this capital might not be available on could harm the Company’s business. The Company will need to maintain and significantly grow its access to commerciallyreasonableterms, or atall. batterycells,includingthroughthe developmentandmanufactureof its own cells,andcontrol its relatedcosts. • The Company’s financial results may vary significantly from period to period due to fluctuations in its operating costs, • The Company relies on its partners to manufacture vehicles and the Company’s partners have limited experience in productdemandandother factors. producing electric vehicles. Further, the Company relies on sufficient production capacity being available and/or allocated to it by its partners in order to manufacture its vehicles. Delays in the timing of expected business RisksRelated to GGI andthe BusinessCombination milestones and commercial launches, including the Company’s ability to mass produce its electric vehicles and/or • The initial stockholders of GGI (GGI’s independent directors and Gores Guggenheim Sponsor LLC (the “GGI complete and/or expand its manufacturing capabilities, could materially and adversely affect the Company’s Sponsor”))haveagreed to vote in favor of the BusinessCombination,regardlessof how GGI’sstockholdersvote. business,financialcondition,results of operationsandprospects. • The Sponsor, certain members of the Board of directors of GGI (the “GGI Board”) and GGI officers have interests in the • The Company relies heavily on manufacturing facilities based in China and its growth strategy will depend on Business Combination that are different from or are in addition to other stockholders in recommending approving the growing its business in China. This subjects the Company to economic, operational, regulatory and legal risks Business Combination and the other matters that will be described in a proxy statement/prospectus that will be filed in specificto China. connection with the Business Combination. Such conflicts of interests include that the GGI Sponsor and GGI’s officers • The Chinese government may intervene in or influence the Company’s or the Company’s partners’ operations in anddirectorswilllosetheir entireinvestment in GGI if the BusinessCombination isnot completed. China at any time, which could result in a material change in the Company’s operations and ability to produce • Because ListCo will become a publicly listed company by virtue of a merger as opposed to an underwritten initial vehiclessignificantlyandadverselyimpactthe valueof the Company’ssecurities. public offering (which uses the services of one or more underwriters), less due diligence on the Company may have • Changes in Chinese policies, regulations and rules may be quick with little advance notice and the enforcement of been conductedascomparedto an underwritteninitialpublicoffering. laws of the Chinese government is uncertain and could have a significant impact upon the Company’s and its • GGI stockholders will experience dilution as a consequence of the issuance of Post-Combination Company securities partners’ability to operateprofitably. and American depositary shares (“ADSs”) and American depositary warrants (“ADWs”) as consideration in the • the Company and its subsidiaries (i) may not receive or maintain permissions or approvals to operate in China, (ii) Business Combination and may experience dilution from several additional sources in connection with and after the may inadvertently conclude that such permissions or approvals are not required, or (iii) may be required to obtain Business Combination, including any future issuances or resales of securities of ListCo. Having a minority share new permissions or approvals in the future due to changes in applicable laws, regulations, or interpretations related positionmayreducethe influencethat GGI stockholdershave on the management of the Post-ClosingCompany. thereto. • Past performance by The Gores Group, including its management team, may not be indicative of future performance • The Company’s operating and financial results forecasts and projections rely in large part upon assumptions and of an investment in GGI or ListCo. analyses developed by it. If the assumptions or analyses that the Company made in connection with its projections • GGI and the Company expect to incur significant transaction costs in connection with the Business Combination. and forecasts prove to be incorrect, the Company’s actual results of operations may be materially different from its Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash forecastedresults. available to beused for other corporatepurposes by GGI. • The Company depends on revenue generated from a limited number of models and expects this to continue in the • GGI has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. As foreseeablefuture. such, there is a risk that GGI will be unable to continue as a going concern if GGI does not consummate an initial • The Company’s distribution model is different from the currently predominant distribution model for automakers, business combination by March 25, 2023. Unless GGI amends its certificate of incorporation and certain other and its long-term viability is unproven. The Company will not have a third-party retail product distribution network in

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